UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO. 2)*

                          Sturm Ruger & Company, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   864159108
                                 (CUSIP Number)

                               March 31, 2011
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [X] Rule 13d-1(b)

      [ ] Rule 13d-1(c)

      [ ] Rule 13d-1(d)


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1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      The London Company
      54-1703318

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Virginia

              5.     SOLE VOTING POWER
                     1,843,913
  NUMBER OF
   SHARES     6.     SHARED VOTING POWER
BENEFICIALLY         0
  OWNED BY
    EACH      7.     SOLE DISPOSITIVE POWER
  REPORTING          1,843,913
   PERSON
    WITH      8.     SHARED DISPOSITIVE POWER
                     30,123

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,874,036

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                          [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      10.02%

12.   TYPE OF REPORTING PERSON (See Instructions)
      IA


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ITEM 1(A).        NAME OF ISSUER.
                  Sturm Ruger & Company, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
                  1 Lacey Place
                  Southport, CT 06890

ITEM 2(A).        NAMES OF PERSON FILING.
                  The London Company

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.
                  1801 Bayberry Court, Suite 301
                  Richmond, Virginia 23226

ITEM 2(C).        CITIZENSHIP.
                  Virginia

ITEM 2(D).        TITLE OF CLASS OF SECURITIES.
                  Common Stock

ITEM 2(E).        CUSIP NUMBER.
                  864159108

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13d-2(b) OR
          (c), CHECK WHETHER THE PERSON FILING IS A:

    (a) [ ]  Broker or dealer registered under Section 15 of the Exchange Act.

    (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

    (c) [ ]  Insurance company as defined in Section 3(a)(19) of the Exchange
             Act.

    (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

    (e) [X]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

    (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

    (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

    (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

    (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

    (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
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ITEM 4.            OWNERSHIP.

                   (a)   Amount beneficially owned:  1,874,036 shares

                   (b)   Percent of class:  10.02%

                   (c)   Number of shares as to which the person has:

                         (i)   Sole power to vote or to direct
                               the vote:                              1,843,913
                         (ii)  Shared power to vote or to direct
                               the vote:                                      0
                         (iii) Sole power to dispose or to direct
                               the disposition of:                    1,843,913
                         (iv)  Shared power to dispose or to direct
                               the disposition of:                       30,123

ITEM 5.            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                   PERSON.

                   1,874,036 of the shares for which this report is filed are owned by a variety of investment advisory clients of The London Company. Those clients are entitled to receive dividends on, and proceeds from the sale of, such shares. No client is known to own more than 5% of the class.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                   N/A

ITEM 8.            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                   N/A

ITEM 9.            NOTICE OF DISSOLUTION OF GROUP.

                   N/A

ITEM 10.           CERTIFICATIONS.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Date: April 8, 2011

                                    The London Company

                                    By: /s/ Carolyn Maloney
                                    Carolyn Maloney
                                    Chief Compliance Officer